Exhibit 99.2

Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Tel 416.865.0040 Fax 416.865.7380 www.torys.com

October 9, 2018

To:	All Canadian Securities Regulatory Authorities

Toronto Stock Exchange

Re:	Thomson Reuters Corporation

Ladies and Gentlemen,

We advise of the following with respect to the upcoming Special Meeting of Shareholders of Thomson Reuters Corporation:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	October 18, 2018
Record Date for Voting (if applicable):	October 18, 2018
Beneficial Ownership Determination Date:	October 18, 2018
Meeting Date:	November 19, 2018
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements: NAA for Beneficial Holders NAA For Registered Holders	No No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	884903 10 5	CA8849031056

Yours truly,

“Adrienne DiPaolo”

Adrienne DiPaolo

Tel 416.865.7549

adipaolo@torys.com